Filed by Cargill, Incorporated

Pursuant to Rule 425 under the Securities Act of 1933 and

deemed filed pursuant to Rule 14a-12 under the Securities

Exchange Act of 1934

Subject Company: IMC Global Inc.

Subject Company’s Exchange Act File No.: 1-9759

This filing contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements about the benefits of the transaction between Cargill Crop Nutrition (“Cargill”) and IMC Global Inc. (“IMC”), including future financial and operating results, the new company’s plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of Cargill’s and IMC’s management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements.

The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to obtain governmental approvals of the transaction on the proposed terms and schedule; the failure of IMC stockholders to approve the transaction; the ability to satisfy other closing conditions; the risk that the businesses will not be integrated successfully; the risk that the cost savings from the transaction may not be fully realized or may take longer to realize than expected; the ability to develop and execute comprehensive plans for asset rationalization; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; increased competition and its effect on pricing, spending, third-party relationships and revenues; the risk of new and changing regulation in the U.S. and internationally; recovery of the phosphate market; and the prices of raw materials. Additional factors that could cause IMC’s results to differ materially from those described in the forward-looking statements can be found in the 2003 Annual Report on Form 10-K of IMC filed with the Securities and Exchange Commission (the “SEC”) and available at the SEC’s Internet site (http://www.sec.gov).

Global Nutrition Solutions, Inc. has filed a Registration Statement on Form S-4 with the SEC containing a preliminary proxy statement/prospectus regarding the proposed transaction. Stockholders are urged to read the definitive proxy statement/prospectus regarding the proposed transaction when it becomes available, because it will contain important information. Stockholders will be able to obtain a free copy of the definitive proxy statement/prospectus, as well as other filings containing information about Cargill and IMC, without charge, at the SEC’s Internet site (http://www.sec.gov). Copies of the definitive proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the definitive proxy statement/prospectus can also be obtained, without charge, by directing a request to IMC Global Inc., 100 South Saunders Road, Lake Forest, Illinois 60045-2561, Attention: David A. Prichard, or by telephone at (847) 739-1200, email: daprichard@imcglobal.com, or to Cargill, Incorporated, 15407 McGinty Road West, MS 25, Wayzata, Minnesota 55391, Attention: Lori Johnson, or by telephone at (952) 742-6194, email: lori_johnson@cargill.com.

The respective directors and executive officers of Cargill, Incorporated and IMC and other persons may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information regarding Cargill, Incorporated’s and IMC’s directors and executive officers and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the preliminary proxy statement/prospectus contained in the above-referenced Registration Statement on Form S-4 filed with the SEC on April 8, 2004.

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[LOGO OF CARGILL]     [LOGO OF IMC GLOBAL]

News Release

www.cargill.com/today/press.htm

www.imcglobal.com

Date:	May 19, 2004

Contacts:	Gray Gordon, Cargill Crop Nutrition, 813-671-6145, gray_gordon@cargill.com Dave Prichard, IMC Global Inc., 847-739-1810, daprichard@imcglobal.com

Jim Thompson of Cargill to Become Executive Vice President

and Head of Commercial Organization for Publicly Traded,

Global Fertilizer Company to be Formed by the

Combination of Cargill Crop Nutrition and IMC Global

MINNEAPOLIS and CHICAGO—James T. Thompson will become Executive Vice President and head of the commercial organization for the new, publicly traded company to be created through the combination of Cargill Crop Nutrition, a business unit of Cargill, Incorporated, and IMC Global Inc. (NYSE: IGL) in a transaction expected to close in the summer of 2004 following satisfaction of all closing conditions.

Thompson, 53, who is currently President of Cargill Steel, will oversee all global commercial activities for the new company, including sales, marketing, distribution, logistics, supply chain management, risk management and pricing activities for all products, brands and channels. He will report to Fritz Corrigan, Cargill Executive Vice President, who will leave Cargill to become Chief Executive Officer and President of the new company.

Reporting to Thompson will be C. Steve Hoffman, 55, currently Senior Vice President and President, Sales and Marketing for IMC Global. Hoffman will continue to be responsible for the sales and marketing of IMC branded products and the relationship with the Phosphate Chemicals Export Association (PhosChem) in the U.S. and Canpotex Limited of Saskatchewan, Canada, the export marketing associations for phosphate and potash crop nutrients, respectively.

In making the announcement, Corrigan said, “We are very pleased to have a person of Jim Thompson’s caliber join our new senior management team and to continue to benefit from Steve Hoffman’s 30 years of extensive fertilizer industry expertise. These executives will be key members of our leadership team committed to creating a new company that is the most successful in our industry.”

Corrigan noted that Thompson’s 30 years of management experience in a heavy manufacturing industry, as well as his extensive global trade background, will transfer well in overseeing the commercial activities of an international fertilizer company.

“Given Jim’s demonstrated ability in managing issues as diverse and complex as corporate integrations, innovative customer initiatives, and international trade and commerce, we are confident he will energize and enrich our efforts to build a high-performing, customer-focused, global crop nutrition company,” Corrigan said.

Thompson joined Cargill in 1974 and served in various executive positions with Cargill since 1986, when he was named division manager for Cargill U.K. Limited in London. He was appointed President of Cargill Steel in 1996 and currently serves as Chairman of North Star Steel, a division of Cargill Steel. Thompson holds a bachelor’s degree in business and agricultural economics from the University of Wisconsin at Madison.

Hoffman joined IMC Global in 1974 and has held a series of increasingly more responsible sales, marketing and overseas business development positions. He was named Senior Vice President, International, in 1994 and appointed President of IMC International in 1998 before being promoted to his current position in 2002. Hoffman earned a bachelor’s degree in business administration from Stephen F. Austin University in Texas.

The new company, a name for which has not yet been chosen, is expected to have pro forma, trailing annual revenues of about $3.7 billion. The new company will operate phosphate production facilities in Florida and Louisiana in the United States and potash production facilities in Saskatchewan, Canada, as well as in New Mexico and Michigan in the United States. It also will be a 50 percent owner in Saskatchewan-based Saskferco Products, Inc., one of the world’s most efficient nitrogen production facilities; have equity interests in phosphate production facilities in the key growth markets of Brazil and China; and operate key distribution facilities in 11 countries serving customers in 33 countries.

Cargill Crop Nutrition currently has about 3,200 employees in 17 countries, while IMC Global has about 5,000 employees, predominantly in North America.

The combination is subject to regulatory approval in the United States, Canada and several other countries; the approval of IMC Global shareholders; the completion of the merger between Phosphate Resource Partners Limited Partnership (NYSE: PLP) and a

subsidiary of IMC Global, pursuant to which holders of publicly traded PLP units would be offered an exchange rate of 0.2 shares of IMC Global common stock for each PLP unit; and satisfaction of other customary closing conditions.

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(Note to editors: Photographs of Jim Thompson and Steve Hoffman are available through the listed company contacts.)

About Cargill Crop Nutrition

Cargill Crop Nutrition is a business unit of Cargill, Incorporated, an international provider of food, agricultural and risk management products and services. With 101,000 employees in 60 countries, Cargill is committed to using its knowledge and experience to collaborate with customers to help them succeed. For more information, visit www.cargill.com or www.cargillfertilizer.com.

About IMC Global Inc.

From multiple mines and plants in North America, IMC Global serves world agriculture as one of the largest producers and marketers of concentrated phosphates and potash crop nutrients. It also is a leading global provider of phosphorus and potassium feed ingredients for the animal nutrition industry. IMC Global has 5,000 employees and customers in nearly 50 countries. With products essential for life, IMC Global “feeds the land that feeds the world.” For more information, visit www.imcglobal.com.

Cautionary Information Regarding Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements regarding expected quarterly and annual results for 2004, expectations regarding the phosphate market recovery and potash market fundamentals, expectations regarding the proposed transactions with PLP and Cargill Crop Nutrition, and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of IMC Global’s management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements.

The following factors, among others, could cause actual results to differ from those set forth in IMC Global’s forward-looking statements: increased competition and its effect on pricing, spending, third-party relationships and revenues; the risk of new and changing regulation in the U.S. and internationally; recovery of the phosphate market; DAP and potash pricing, margins and realizations; the prices of raw materials; and regulatory and shareholder approvals of pending transactions. Additional factors that could cause IMC Global’s results to differ materially from those described in the forward-looking statements can be found in the 2003 Annual Report on Form 10-K of IMC Global filed with the SEC and available at the SEC’s Internet site (http://www.sec.gov).

Not a Proxy Solicitation for IMC Global and Cargill Crop Nutrition Combination

This communication is not a solicitation of a proxy from any security holder of IMC Global or Cargill, Incorporated. Global Nutrition Solutions, Inc. has filed a Registration Statement on Form S-4 with the SEC containing a preliminary proxy statement/prospectus regarding the proposed transaction between IMC Global and Cargill. Stockholders are urged to read the definitive proxy statement/prospectus regarding the proposed transaction when it becomes available, because it will contain important information. Stockholders will be able to obtain a free copy of the definitive proxy statement/prospectus, as well as other filings containing information about Cargill and IMC Global, without charge, at the SEC’s Internet site (http://www.sec.gov). Copies of the definitive proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the definitive proxy statement/prospectus can also be obtained, without charge, by directing a request to IMC Global Inc., 100 South Saunders Road, Lake Forest, Illinois 60045-

2561, Attention: David A. Prichard, or by telephone at (847) 739-1200, email: daprichard@imcglobal.com, or to Cargill, Incorporated, 15407 McGinty Road West, MS 25, Wayzata, Minnesota 55391, Attention: Lori Johnson, or by telephone at (952) 742-6194, email: lori_johnson@cargill.com.

The respective directors and executive officers of Cargill and IMC Global and other persons may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information regarding such persons and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the preliminary proxy statement/prospectus contained in the above-referenced Registration Statement on Form S-4 of Global Nutrition Solutions, Inc. filed with the SEC on April 8, 2004.

Not a Proxy Solicitation for PLP Merger Proposal

This communication is not a solicitation of a proxy from any security holder of IMC Global or PLP. IMC Global has filed a Registration Statement on Form S-4 with the SEC containing a preliminary proxy statement/prospectus regarding the proposed transaction between IMC Global and PLP. PLP unitholders are urged to read the definitiveproxy statement/prospectus relating to the proposed transaction between IMC Global and PLP when it becomes available, because it will contain important information. PLP unitholders will be able to obtain a free copy of the definitive proxy statement/prospectus, as well as other filings containing information about IMC Global and PLP, at the SEC’s Internet site (http://www.sec.gov). Copies of the definitive proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the definitive proxy statement/prospectus can also be obtained, without charge, by directing a request to IMC Global Inc.,100 South Saunders Road, Lake Forest, Illinois 60045-2561, Attention: David A. Prichard, or by telephone at (847) 739-1200, e-mail: daprichard@imcglobal.com. You may also obtain documents filed with the SEC by PLP free of charge by requesting them in writing from Phosphate Resource Partners Limited Partnership, 100 South Saunders Road, Suite 300, Lake Forest, Illinois 60045-2561, or by telephone, (847) 739-1200.

IMC Global, and its respective directors, executive officers and certain members of management and employees may be deemed to be participants in the solicitation of proxies in connection with any possible merger transaction. Information regarding such persons and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the preliminary proxy statement/prospectus contained in the above-referenced Registration Statement on Form S-4 of IMC Global filed with the SEC on April 20, 2004.

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